UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-14506

Pioneer American Holding Company Corp.
(Exact name of registrant as specified in its charter)

41 North Main Street, Carbondale, Pennsylvania 18407 (570) 282−2662
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g−4(a)(1)(i)	☒	Rule 12g−4(a)(1)(ii)	☐
Rule 12g−4(a)(2)(i)	☐	Rule 12g−4(a)(2)(ii)	☐
Rule 12h−3(b)(1)(i)	☐	Rule 12h−3(b)(1)(ii)	☐
Rule 12h−3(b)(2)(i)	☐	Rule 12h−3(b)(2)(ii)	☐
		Rule 15d−6	☐

Approximate number of holders of record as of the certification or notice date: ______________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2005	By: /s/ Michael J. Chewens
Michael J. Chewens
Chief Financial Officer and Corporate Secretary